LEVERAGED MARKET-LINKED STEP UP NOTES

Leveraged Market-Linked Step Up Notes Linked to an International Equity Index Basket

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), the FTSE® 100 Index (Bloomberg symbol: "UKX"), the Nikkei Stock Average Index (Bloomberg symbol: "NKY"), the Swiss Market Index® (Bloomberg symbol: "SMI"), the S&P/ASX 200® Index (Bloomberg symbol: "AS51") and the FTSE® China 50 Index (Bloomberg symbol: "XIN0I"). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P/ASX 200® Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.
Payout Profile at Maturity	• If the Market Measure is flat or increases, you will receive the greater of (a) a return of 16.00% and (b) a leveraged return equal to [101.00% to 121.00%] of the percentage increase in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Step Up Payment	$1.60 per unit, a 16% return over the principal amount
Threshold Value	100% of the Starting Value
Participation Rate	[101.00% to 121.00%], to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465926037946/tm267724d361_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
- You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities included in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.
- Recent executive orders against certain Chinese companies could adversely affect your investment in the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.



The graph above and the table below reflect the hypothetical return on the notes based on the ter[m]s contained in the table to the left (using the mid-point for any range(s)). The graph and the table have be[en] prepared for purposes of illustration only and do not take into account any tax consequences from invest[ing] in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit[(1)]	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-15.00%	$8.50	-15.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%[(2)]	$11.60[(3)]	16.00%
5.00%	$11.60	16.00%
10.00%	$11.60	16.00%
14.41%	$11.60	16.00%
20.00%	$12.22	22.20%
40.00%	$14.44	44.40%
50.00%	$15.55	55.50%
60.00%	$16.66	66.60%
100.00%	$21.10	111.00%

(1) The Redemption Amount per unit is based on the **hypothetical** Participation Rate of 111%.
(2) This hypothetical percentage change corresponds to the Threshold Value.
(3) This amount represents the sum of the principal amount and the Step Up Payment of $1.60.